BRF S.A.

Companhia Aberta CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs to its shareholders and the market in general that, in connection with the final report of the police investigation submitted today by the Federal Police Department to the 1st Federal Criminal Court of the Judicial Branch of Ponta Grossa – PR, it is in the Company’s management interest that all facts related to the investigations conducted by the authorities be deeply and fully clarified.

In that connection, the Company has decided to preventively grant a leave to all employees referred in the Federal Police’s final report until all facts are clarified.

BRF is engaging in a vast and transparent dialogue with the authorities in charge of the investigations, with the intention to cooperate with the elucidation of the facts. At the same time, it will proceed with the internal valuations led by the Independent Investigation Committee, related to the Statutory Audit Committee, with the intention to clarify all the facts that were or that may be raised.

The Company understands that this cooperation process with the authorities strengths and consolidates the changes and the developments that BRF has implemented in its processes and internal rulings, in order to guarantee the highest safety, integrity and quality standards.

São Paulo, October 15, 2018.

Elcio Mitsuhiro Ito

Chief Financial and Investor Relations Officer